Exhibit 99.1

VimpelCom Russia and MTS partner to

develop and operate 4G/LTE networks in Russia

December 19, 2014. Moscow, Russia. Telecommunications operators VimpelCom Russia and MTS have announced a large-scale partnership for joint development and operation of 4G/LTE networks in 36 regions of Russia.

VimpelCom Russia and MTS have signed an agreement under which they will jointly plan, develop and operate 4G/LTE networks in Russia. Under the terms of the agreement, between 2014 and 2016 MTS will build and operate 4G/LTE base stations in 19 regions and VimpelCom will build and operate 4G/LTE base stations in 17 regions of Russia.

Within the first seven years of the project, VimpelCom Russia and MTS plan to share base stations, platforms, infrastructure and resources of the transportation network, with each operator maintaining its own core network. Additionally, the agreement does not limit strategic development and investment opportunities for either party, allowing both to pursue the construction of base stations to provide additional coverage for their respective customers.

Mr. Dmitry Alkhazov, Deputy Minister of Communications and Mass Media for the Russian Federation, said, “Improvement in the quality of the telecommunications services and their increased availability are among the key priorities for the Ministry of Communications. We have recently completed a major project aimed at enabling operators to share telecommunications infrastructure, including joint ownership of base stations. In current economic environment, our goal is to put in place regulations, which will allow operators to reduce costs and further enhance networks coverage in the regions contributing to elimination of the digital divide in Russia. The Ministry welcomes operators’ joint efforts to develop telecommunications infrastructure in Russia”

“Expanding the 4G/LTE networks in Russia will enable an improved experience for customers of both VimpelCom Russia and MTS and allow for continued mobile data growth,” said Mikhail Slobodin, CEO VimpelCom Russia. “We expect the agreement to improve the availability and quality of the services to our customers. According to our estimates, more than half of data service users will migrate to 4G/LTE services by 2019 and LTE smartphones are currently one of the fastest growing categories of handsets with sales doubling over the past year. This partnership boosts 4G/LTE expansion in Russia, creating a modern telecommunications infrastructure which will expand 4G/LTE coverage and improve the performance of our networks. We thank the Regulator for the preparation of the necessary legal framework to enable this partnership and look forward to the early adoption of the legislation which will allow us to double the maximum speed of the mobile Internet by sharing the frequency spectrum.”

©VimpelCom Ltd. December 19, 2014

“This partnership between VimpelCom Russia and MTS establishes a unique precedent in Russia, leading the way for other companies to actively begin sharing network infrastructure,” said MTS President Andrei Dubovskov. “Further, this partnership presents the opportunity to deploy 4G/LTE networks in areas that were previously unattractive for a single operator and provide excellent coverage due to the variety of sites for base stations. We expect that millions of people in large and small cities within the 36 regions of Russia will benefit from high-speed mobile Internet within two years. To a large extent, the implementation of this ambitious project was possible due to the legislative initiatives and foresight of the Regulator in recognizing the benefits of operators sharing and using scarce frequency resources efficiently.”

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For more information please contact:

Directorate of External Communications of VimpelCom Russia

Natalya Tashkeeva, Anna Aybasheva

Tel.: (495) 725-07-08,

e-mail: media@beeline.ru

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About VimpelCom Russia

VimpelCom belongs to the group of companies VimpelCom Ltd., an international telecoms company operating in 14 countries and headquartered in Amsterdam, which is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 739 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2014, VimpelCom had 223 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP) For more information please visit: www.vimpelcom.com

About MTS

MTS is a leading telecommunications operator in Russia and CIS. Consolidated subscriber base of the company, excluding MTS Belarus, totals about 100 million users. MTS along with its subsidiaries provide GSM services in all regions of Russia, as well as in Armenia, Belarus, Ukraine and Turkmenistan; its UMTS services are available in all regions of Russia, Armenia, Belarus; its CDMA-450 services are available in Ukraine, while LTE services are being delivered in Russia and Armenia. The company also provides fixed-line services and cable television in Ukraine and all federal districts of Russia. The number of MTS’ pay TV subscribers exceeds 3 million households, while the number of broadband Internet subscribers tops 2 million. In 2014, MTS was, for the seventh consecutive year, shortlisted for BRANDZ’s Top 100 Most Valuable Global Brands published by international research agency Millward Brown, named the most expensive Russian telecommunications brand, and hit the top ten most valuable telecommunications brands in the world. Since June 2000, MTS has been listed on the New York Stock Exchange with MBT ticker. For more information please visit: www.mts.ru

©VimpelCom Ltd. December 19, 2014